

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 26, 2022

Rory Henson
Chief Financial Officer
EdtechX Holdings Acquisition Corp. II
IBIS Capital Limited
22 Soho Square
London, W1D 4NS
United Kingdom

> **Re: EdtechX Holdings Acquisition Corp. II**
> **Form 10-K For the Fiscal Year Ended June 30, 2021**
> **Filed September 28, 2021**
> **File No. 001-39792**

Dear Mr. Henson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K For the Fiscal Year Ended June 30, 2021

Item 9a. Controls and Procedures, page 44

1.   We note your disclosure in the second risk factor on page 33 that "Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-K for the year ending June 30, 2022," and that you have not provided management's annual report on internal control over financial reporting as of June 30, 2021. Please revise your disclosure to include a statement regarding the transition period established for newly public companies to comply with Instruction 1 to Item 308 of Regulation S-K.

Note 2 Summary of Significant Accounting Policies and Basis of Presentation
Revision to Previously Reported Financial Statements, page F-10

2.	We note your disclosure regarding the revision of previously reported financial statements related to the accounting for your Class A common stock subject to possible redemption in temporary equity. We further note your disclosure included in your Form 10-Q for the quarterly period ended September 30, 2021 regarding the restatement of previously reported financial statements as a result of restating your earnings per share calculations in connection with the change in presentation for the Class A common stock subject to possible redemption. In light of the nature of the error and the quantitative significance to certain of the individual line items within temporary and permanent equity, please provide us with your SAB 99 analysis supporting your conclusion that the error is not material to your financial statements and tell us your consideration of amending all of your previously filed financial statements and filing an Item 4.02 Form 8-K stating that such financial statements should no longer be relied upon.

	In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	You may contact Isaac Esquivel at (202) 551-3395 or Kristi Marrone at (202) 551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction